

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Justin Mirro
Chairman and Chief Executive Officer
Kensington Capital Acquisition Corp. IV
1400 Old Country Road, Suite 301
Westbury, NY 11590

      Re: Kensington Capital Acquisition Corp. IV
         Amendment No. 1 to Registration Statement on Form S-4
         Filed July 25, 2022
         File No. 333-265740

Dear Mr. Mirro:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

Registration Statement on Form S-4/A#1 filed on July 25, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 91

1.   We note your response to prior comment 16 and the additional disclosures you provided, including:
   - if holders of more than 3 million Kensington Class A Ordinary Shares exercise redemption rights and the Minimum Cash Condition is not met, Amprius has the right, in its sole discretion, to waive such condition which could result in the Business Combination being consummated with redemptions greater than those presented in the Assuming Maximum Redemption scenario; and
   - actual financial position and results of operations may differ significantly from the pro forma amounts presented.

Justin Mirro
Kensington Capital Acquisition Corp. IV
August 8, 2022
Page 2

Please disclose and discuss the full range of possible outcomes that could occur if Amprius waives the Minimum Cash Condition. Please also more fully explain how you considered the requirements of Rule 11-02(a)(10) of Regulation S-X in determining that the current pro forma disclosures are adequate since it does not appear they give effect to the range of possible results.

2. We note your response to prior comment 17, including your consideration of indexation and tender offer provisions associated with warrants. Please more fully explain to us the terms and provisions of the Public Warrants and the Private Warrants that result in their classification as liabilities. Please also more fully explain to us the terms and provisions of the Public Warrants and the Private Warrants that will result in their re-classification to equity after the Business Combination.

You may contact Beverly Singleton, Staff Accountant at (202) 551-3328 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Erin Purnell, Legal Branch Chief at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing